                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No. )(1)

                     LAW ENFORCEMENT ASSOCIATES CORPORATION
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                                (Name of Issuer)


                               COMMON STOCK, $.001
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                         (Title of Class of Securities)


                                   519485 10 6
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                                 (CUSIP Number)


            Stephen Fleming, 1065 Avenue of the Americas, 21st Floor,
                           New York, New York 10018;
                                 (212) 930-9700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 11, 2002
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                         (Continued on following pages)

                               (Page 1 of 4 Pages)

----------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

---------------------                                        -------------------
CUSIP No. 519485 10 6                  13D                     Page 2 of 4 Pages
---------------------                                        -------------------
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                         Sirchie Finger Print Laboratories, Inc.
                                                                      21-0692770
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) |_|
          (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*                                                    OO

--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   United States
----------------------- ----- --------------------------------------------------
                          7   SOLE VOTING POWER

   NUMBER OF SHARES                                                    8,333,333
                        ----- --------------------------------------------------
                          8   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                                                                0
                        ----- --------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
         EACH
      REPORTING                                                        8,333,333
                        ----- --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

     PERSON WITH                                                               0
--------- ----------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       8,333,333
--------- ----------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN
          SHARES*
          |_|
--------- ----------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          42.85%
--------- ----------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Law Enforcement Associates Corporation, a Nevada Corporation (the "Issuer"). The Issuer's principal executive offices are located at 100 Hunter Place, North Carolina, 27596.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being filed by Sirchie Finger Print Laboratories, Inc.("Sirchie").

     During the past five years, Sirchie has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Sirchie owns 8,333,333 shares of the Issuer's common stock, or 42.85%. Sirchie, acquired these shares pursuant to an Agreement for the Exchange of Common Stock entered on December 3, 2001 whereby 8,333,333 shares of common stock of the Issuer were delivered to Sirchie in exchange for all of the outstanding shares of common stock of Law Enforcement Associates, Inc., a wholly owned subsidiary of Sirchie.

ITEM 4. PURPOSE OF TRANSACTION.

         As described above, Sirchie acquired these shares pursuant to an Agreement for the Exchange of Common Stock.

         Except as described above, Sirchie does not have any present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure;
     (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
     (j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     As of October 4, 2002, the aggregate number and percentage of the common stock of the Issuer beneficially owned by Sirchie Finger Print Laboratories, Inc., is 8,333,333 shares, or 42.85%.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Sirchie and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

------------------ -------------------------------------------------------------
Exhibit No.        Description of Exhibit
------------------ -------------------------------------------------------------
2.1                Agreement for the Exchange of Common Stock by and between
                   Academy Resources, Inc., Sirchie Finger Print Laboratories,
                   Inc., and Law Enforcement Associates, Inc, is filed as
                   Exhibit 2.1 in the Issuer's Form 10SB, filed with the SEC on
                   September 23, 2002.
------------------ -------------------------------------------------------------




                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

October 4, 2002                             /s/ James Gocke
---------------                             ---------------
                                            James Gocke, Vice President


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